Item 11: Trading Services, Facilities and Rules

a. *Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.*

The ATS consists of multiple independent crossing sessions, the Main Crossing Session, the Conditional Crossing Session, the VWAP Crossing Session, and the MOC Crossing Session. Subscribers may transmit trading interest to one or more of these Crossing Sessions. All NMS Stocks are eligible for trading on the ATS. Orders in one crossing session do not interact with the orders or trading interest within another crossing session.

MAIN SESSION: The Main Session allows Subscribers to enter orders in equity securities for prioritization and interaction with orders of other Subscribers who have also submitted orders to the Main Session for possible matching and execution. The Main Session matches orders on a continuous basis during its hours of operation. The Main Session does not permit the execution of orders outside the NBBO nor does it permit the execution of orders when the NBBO is locked or crossed. Direct Subscribers may designate their liquidity-adding orders, and ILLC may designate the liquidity-adding orders of Indirect Subscribers, as only eligible to interact with orders from certain Taker Tiers (further discussed in Part III Item 13). The Taker Tier function is only available in the Main Session.

CONDITIONAL SESSION: The Conditional Session accepts Conditional Orders, IOC orders and Day orders. Conditional Orders, IOC orders and Day orders may only be transmitted to the Conditional Session via Instinet Algorithms or the ILLC SOR. Direct Subscribers do not have access to the Conditional Session. Conditional Orders rest in the Conditional Session but are neither firm nor executable. Conditional Session IOC orders and Day orders are firm and executable. See Part III, Item 7 and Item 9 for more information regarding Conditional Session IOC and Day orders and Conditional Orders. The Conditional Session matches orders on a continuous basis during its hours of operation. The Conditional Session does not permit the execution of orders outside the NBBO nor does it permit the execution of orders when the NBBO is locked or crossed.

VWAP AND MOC CROSSES (GENERALLY): The VWAP and MOC Crosses are non-price discovery trading services. The VWAP Cross only accepts VWAP orders (i.e., Subscribers send orders to the VWAP Cross without a set limit price which, upon receiving a match for a given order, will receive an indicative fill priced at the midpoint of the symbol's NBBO). The MOC Crosses only accept market-on-close orders. The VWAP and MOC Crosses only accept orders with a time-in-force instruction of "day." ~~The VWAP and MOC Crosses were previously operated by ILLC as part of the Instinet Crossing ATS.~~

VWAP CROSS: The VWAP Cross comprises a whole-day session that matches buy and sell orders entered by Subscribers prior to the opening of the regular trading session in U.S. markets. The VWAP Cross occurs at or near 9:00 a.m., Eastern Time. Order imbalance information for the VWAP Cross is not disseminated.

Orders entered into the VWAP Cross are matched on a pro rata basis. Subscribers may elect to receive preliminary execution reports after the VWAP Cross, indicating the number of shares that have matched in the VWAP Cross.

Upon receiving a match for a given order, Subscribers will receive an indicative fill priced at the midpoint of the symbol's NBBO. After the close of the primary trading session in the relevant U.S. market, the volume-weighted average price is calculated and Subscribers receive a report indicating the price at which their orders have been executed. ILLC calculates the VWAP price on the basis of the trading that takes place in the security during regular trading hours on the same day that the match occurs, including opening auctions and closing auctions (See Part III, Item 7 above and Part III, Item 11(c) below for additional detail regarding VWAP Calculation).

Subscribers may indicate either a Buy Cash Constraint or a Sell Cash Constraint associated with an order or group of orders entered into the VWAP Cross, based on the midpoint of the prior day's closing price. (See also part III, Item 7)

MOC CROSSES: The MOC Crosses consists of three (3) different crossing sessions: a NASDAQ Cross, an ARCA Cross, and a NYSE Cross.

The NASDAQ Cross and ARCA Cross occur one minute prior to the relevant exchange's cutoff time for accepting Market On Close orders. The NYSE Cross occurs four minutes before the scheduled exchange closing auction. Currently, the NASDAQ Cross occurs at or near 3:54:00 p.m. (at or near 12:54:00 p.m. for trading days when the market close is scheduled for 1 p.m.). Currently, the ARCA Cross occurs at or near 3:58:00 p.m. (at or near 12:58:00 p.m. for trading days when the market close is scheduled for 1 p.m.). Currently, the NYSE Cross occurs at or near 3:56:00 p.m. (at or near 12:56:00 p.m. for trading days when the market close is scheduled for 1 p.m.). Order imbalance information is not disseminated. The MOC Crosses do not accept Sell Short orders.

Upon Subscriber request, ILLC will configure a MOC Hosted Pool within the MOC Cross Session to cross orders at a specific time prior to the relevant exchange's cut off time for accepting Market On Close orders. If no specific time is requested and configured for the MOC Hosted Pool for orders to cross, then the cross will occur at the same times as the MOC Crosses above. See Section (c) below for information on MOC Crosses Counterparty Selection.

Orders entered into the MOC Crosses are matched on a pro rata basis. Unmatched interest will either be cancelled back to the Subscriber or SOR, as applicable. Subscribers may elect to receive preliminary execution reports indicating the number of shares that have matched on a security-by-security basis or for all orders submitted to the MOC Crosses. The execution price of all orders matched in a MOC Cross is the security's closing auction price on the security's primary listing exchange or, where a closing auction does not occur, the last closing price disseminated by the primary listing exchange, if any.

b. [No change]

c. *Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.*

MAIN SESSION ORDER INTERACTION: The Main Session allocates, matches, and executes orders using price/time priority, subject to the terms of the orders. The Main Session matches eligible orders on a continuous basis during its hours of operation based on the pricing and priority rules outlined above. For derivatively-priced (e.g., pegged) orders, the time of order receipt will be deemed to be the time of each price change. However, where two pegged orders are deemed to be on time parity, the ATS will treat the order originally received first as having priority; no two orders can enter the Main Session at exactly the same time. For passive (i.e., nonmarketable) limit orders priced outside the NBBO, the time of order receipt will be deemed to be the time the order most recently became eligible to be executed at or within the NBBO. Limit orders priced through the NBBO and market orders are treated the same as market pegged orders. The Main Session does not permit the execution of orders when the NBBO is locked or crossed.

MAIN SESSION PRICE IMPROVEMENT: Orders deemed to be removing liquidity from the ATS will receive all available price improvement. For two given orders, the order viewed by the Main Session as having been received first will be deemed to be adding liquidity. As noted above, the time of order receipt for any derivatively priced order is deemed to be the time of the most recent reference price change. As noted below, there is no mechanism for price improvement for orders executed in the VWAP or MOC Crosses.

MAIN SESSION PRICE PROTECTION: The ATS offers Subscribers the ability to choose price protection mechanisms in the form of pegged orders. Orders submitted to the Main Session may be pegged to the NBB, NBO or to the midpoint of the NBBO. As noted below, there is no mechanism for price protection for orders executed in the VWAP or MOC Crosses.

MAIN SESSION COUNTERPARTY TIERING: For orders submitted to the Main Session, Subscribers may use the ATS's counterparty tiering functionality to restrict eligible counterparties on an order-by-order basis. Specifically, Direct Subscribers may designate their liquidity-adding orders, and ILLC may designate the liquidity-adding orders of Indirect Subscribers, as only eligible to interact with orders from certain Taker Tiers. Taker Tier restrictions operate whenever an order would be deemed to add liquidity; the instruction is disregarded when an order would be deemed to remove liquidity (see Part III Item 13 for additional information). The counterparty tiering functionality is only available in the Main Session.

CONDITIONAL SESSION ORDER INTERACTION: The Conditional Session accepts Conditional Orders, IOC orders and Day orders. Conditional Orders, IOC orders and Day orders may only be transmitted to the Conditional Session via Instinet Algorithms or the ILLC SOR. Direct Subscribers do not have access to the Conditional Session. Conditional Orders rest in the Conditional Session but are neither firm nor executable. Conditional Session IOC orders and Day orders are firm and executable. Conditional Session Conditional Orders, IOC orders and Day orders do not interact with orders resting in any other crossing session; orders are not routed from one crossing session to another.

When contra-side Conditional Orders rest in the Conditional Session or when one or more Conditional Orders and a contra-side IOC or Day order rest in the conditional session such that there is a potential match, the ATS will send a Firm-Up request to the algorithm that entered the Conditional Order. When multiple Conditional Orders are present on the same side, the ATS will transmit the invitation to Firm-Up to one or more Conditional Orders based on price and time priority and the shares available in the contra side order. The ATS will utilize any limit price, Peg and Peg Offset instructions when determining price. For an execution to occur, the algorithm that has entered a Conditional Order and received a Firm-Up request must respond to the request by transmitting an IOC or Day order.

Conditional Session executions may occur when Conditional Session IOC orders interact with contra-side Conditional Session Day orders or Conditional Session Day orders interact with contra-side Conditional Session Day orders. Conditional Session IOC and Day orders are prioritized based on price and time priority. The ATS will utilize any limit price, Peg and Peg Offset instructions when determining price.

CONDITIONAL SESSION PRICE IMPROVEMENT: Upon Subscriber request, ILLC will configure a Hosted Pool to split price improvement equally between both sides of an execution for all executions within that pool. As noted above, IOC and Day orders are firm and executable. Where two firm orders (IOC or Day) are eligible to be matched at multiple price levels, they will execute at the midpoint of the eligible execution prices. For example, where the NBBO is $20.00 x $20.05, and the Conditional Session receives a limit order to buy at $20.10 and a limit order to sell at $20.02, the limit buy order will be repriced to the NBO (here $20.05) in calculating the midpoint of the orders' eligible execution prices, and the orders will be executed at $20.035 (i.e., the midpoint of eligible execution prices, and not the midpoint of the NBBO). By default, and where a Hosted Pool has not been set up by ILLC to split any price improvement equally between both sides of execution, IOC and Day orders that are deemed to be removing liquidity from the Hosted Pool will receive all available price improvement. For two given orders, the order viewed by the Conditional Session as having been received first will be deemed to be adding liquidity. If the ILLC SOR or an ILLC Instinet Algorithms strategy modifies the terms of a Conditional Order or Day order, the modified order will receive a new entry time at the time of the modification.

As noted above, the time of order receipt for any derivatively priced order is deemed to be the time of the most recent reference price change.

CONDITIONAL SESSION PRICE PROTECTION: The ATS offers Subscribers the ability to choose price protection mechanisms in the form of pegged orders. Orders submitted to the

Conditional Session may be pegged to the NBB, NBO or to the midpoint of the NBBO.

CONDITIONAL SESSION COUNTERPARTY SELECTION: As described above, the Conditional Session is only available to Indirect Subscribers to the ATS (i.e., Subscribers who have elected to use the Instinet Algorithms or SOR that access the ATS). Certain of the Instinet Algorithms may, based upon predetermined routing logic, submit trading interest to the Conditional Session that is eligible to interact only with a specific subset of contra-side trading interest, such as orders submitted by one or more Instinet Algorithms or specific Indirect Subscribers (a "**Conditional** **Hosted Pool**").

Upon request from an Indirect Subscriber, or in order to create a specific contra group for a specific algorithmic trading strategy, ILLC will ~~establish~~ create one or more Conditional Hosted Pools. Only Indirect Subscribers may request that ILLC ~~configure~~ set up a Conditional Hosted Pool. ~~While there are no~~ A Conditional Hosted Pool may be configured for the establishing Subscriber's own trading IDs, or the establishing Subscriber may ask ILLC to liaise with one or more other selected Indirect Subscribers and include their trading ID(s) in the Conditional Hosted Pool if they agree to join. In a Conditional Hosted Pool with multiple Subscribers and/or trading IDs, Subscribers cannot select to trade with a specific counterparty or subgroups within the pool.

ILLC does not set predetermined requirements to request or participate in a Conditional Hosted Pool. ILLC is under no obligation to maintain a ~~Subscriber's participation in a~~ Conditional Hosted Pool ~~in its sole discretion.~~ or any particular configuration of participants. Conditional Hosted Pools are segregated from the other firm orders and Conditionals in the Conditional Session and in other Conditional Hosted Pools.

To participate in a Conditional Hosted Pool, the Instinet Algorithm or SOR will, on an order-by-order basis, include a Conditional Hosted Pool Target Counterparty FIX Tag on its algorithmic order. The Target Counterparty FIX Tag will designate that the order belongs to the selected Conditional Hosted Pool and permit the order to interact with contra-side orders within the selected Conditional Hosted Pool only.

For clarity, orders in a Conditional Hosted Pool will be prioritized, matched, and executed in accordance with the Conditional Session standard matching and execution. See Part III Item 14 for additional information regarding Conditional Counterparty Selection.

VWAP AND MOC CROSSES ORDER INTERACTION: The VWAP and MOC Crosses are all point-in-time crosses that match orders based on the pricing and priority rules outlined in Part III, Items 7(a) and 11(a). Orders entered into the VWAP Cross are matched on a pro rata basis. The MOC Cross system will first attempt to match orders entered by the same Subscriber to a MOC Cross (i.e. Subscriber priority), with any open order being matched on a pro rata size basis against any other Subscriber with an open order in the MOC Cross. For the VWAP Cross, upon receiving a match for a given order, Subscribers will receive an indicative fill priced at the midpoint of the symbol's NBBO. After the close of the primary trading session in the relevant U.S. market, ILLC calculates the volume-weighted average price and Subscribers receive a report indicating the price at which their orders have been executed (See discussion regarding the VWAP Calculation below). The execution price of all orders matched in a MOC Cross is the security's closing auction price on the security's primary listing exchange or, where a closing auction does not occur, the last closing price disseminated by the primary listing exchange. The VWAP and MOC Crosses do not permit the execution of orders when the NBBO is locked or crossed.

ILLC calculates the execution prices of VWAP Cross transactions by using price, quantity, and sale condition data from trades disseminated by the SIP (i.e., the Consolidated Tape System ("**CTS**") for Tape A and B securities and the Unlisted Trading Privileges ("**UTP**") Plan for Tape C securities). Sale condition data is used to determine whether a transaction is eligible or ineligible for inclusion in Instinet's VWAP price calculations. Price and quantity information are used to calculate the ultimate VWAP Cross execution prices.

SIP trades with the following sale conditions are excluded from the calculation: Average Price Trade; Cash Trade (same day settlement); Market Center Official Close; Next Day Trade (next day settlement); Market Center Official Open; Seller's Option (irregular settlement); Extended Hours Trade; Extended Hours Sold (out of sequence); Contingent Trade; Derivatively Priced; Qualified Contingent Trade; and Corrected Consolidated Close Price as per Listing Market (collectively "Sale Conditions").

Odd lot trades are eligible for inclusion in ILLC's VWAP price calculations absent one of the above listed Sale Conditions.

For each security receiving an indicative fill in the VWAP Cross, ILLC calculates the VWAP execution price in the following manner: the notional values (price*quantity) of each eligible transaction for a security are added to determine the security's total notional value executed during the trading day ("**TNV**"). The share quantities of each eligible transaction are added to determine the security's total shares traded ("**TST**"). The execution price for each security receiving an indicative fill in the VWAP Cross is equal to the security's TNV divided by the security's TST.

Trading halts or pauses do not impact the calculation of the VWAP execution prices.

VWAP AND MOC CROSSES PRICE IMPROVEMENT/PROTECTION: There is no mechanism for price improvement or price protection for orders executed in the VWAP or MOC Crosses.

MOC CROSSES COUNTERPARTY SELECTION

Subscribers may submit orders to the MOC Crosses Session that are eligible to interact only with a specific subset of contra-side trading interest, such as orders submitted by one or more Instinet Algorithms or specific Subscribers (a "**MOC Hosted Pool**").

Upon request from a Subscriber, ILLC will create one or more MOC Hosted Pools. A MOC Hosted Pool may be configured for the establishing Subscriber's own trading IDs, or the establishing Subscriber may ask ILLC to liaise with one or more other selected Subscribers and include their trading ID(s) in the MOC Hosted Pool if they agree to join. In a MOC Hosted Pool with multiple Subscribers and/or trading IDs, Subscribers cannot select to trade with a specific counterparty or subgroups within the pool.

ILLC does not set predetermined requirements for requesting or participating in a MOC Hosted Pool. ILLC is under no obligation to maintain a MOC Hosted Pool or any particular configuration of participants. MOC Hosted Pools are segregated from the MOC Crosses Session and other MOC Hosted Pools.

At the establishing Subscriber's request, ILLC will configure a MOC Hosted Pool within the MOC Crosses Session to cross orders at a specific time prior to the relevant exchange's cut off time for accepting Market On Close orders. If no specific time is requested and configured for the MOC Hosted Pool for orders to cross, then the cross will occur at the same times as the MOC Crosses (as above).

To participate in a MOC Hosted Pool, the Subscriber will, on an order-by-order basis, include a MOC Hosted Pool Target Counterparty FIX Tag on its MOC Crosses order. The Target Counterparty FIX Tag will designate that the order belongs to the selected MOC Hosted Pool and permit the order to interact with contra-side orders within the selected MOC Hosted Pool only.

Orders in a MOC Hosted Pool will be prioritized, matched, and executed in accordance with the MOC Crosses Session standard matching and execution. See Part III Item 14 for additional information regarding MOC Counterparty Selection.

SHORT SALES (ALL CROSSING SESSIONS): The ATS is designed to operate in compliance with the requirements of Reg. SHO when accepting or executing orders. Accordingly, once a circuit breaker has been triggered, the Rule 201 price test restriction will apply to short sale orders in that security for the remainder of the day and the following day, unless an exemption applies. The ATS accepts orders marked "short exempt" from broker-dealer Subscribers. Such orders will be permitted to execute at the NBB when a circuit breaker is in effect. In the event the NBB is suspended or otherwise unavailable, such orders will be rejected.

EXECUTION ERRORS (ALL CROSSING SESSIONS): For bona fide errors (as defined in FINRA Rule 6191) and other general errors made by ILLC or a client, ILLC handles execution errors occurring within the ATS in accordance with ILLC's internal policies and procedures (the "Error Procedures"). The Error Procedures require that a relevant Principal or delegate be notified of any error occurring within the ATS. For general errors (e.g., technology, administrative) ILLC will determine the best course of action, including cancelling both sides of the erroneous trade, based on internal policy and, on a case-by-case basis, the facts and circumstances of each error. ILLC handles executions at clearly erroneous prices in accordance with the applicable rules of the SRO, including FINRA Rule 11891. Following a determination of erroneous trading by one or more SROs, ILLC will cancel any contemporaneous erroneous trade executed in the ATS.

d. [No change]

Item 14: Counter-Party Selection

a. *Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (e.g., designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?*

☒ *Yes* ☐ *No*

If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

MAIN SESSION: The ATS, by default, allows orders submitted to the Main Session by the same Subscriber to cross. Subscribers may, however, elect to prevent orders submitted by the same Subscriber from interacting with one another ("**Self-Crossing Prevention**") or with orders of one or more of their affiliates.

CONDITIONAL SESSION: The ATS, by default, allows orders submitted to the Conditional Session by the same Subscriber to cross. Subscribers may, however, elect to prevent orders submitted by the same Subscriber from interacting with one another or with orders of one or more of their affiliates.

As described above, certain of the Instinet Algorithms or the SOR will, based upon predetermined routing logic and the addition of a Conditional Hosted Pool Target Counterparty FIX Tag, submit trading interest to the Conditional Session that is only eligible to interact with one or more counterparties in the selected Conditional Hosted Pool. Conditional Hosted Pools are segregated from the other firm orders and Conditionals in the Conditional Session and in other Conditional Hosted Pools.

Orders with a Conditional Hosted Pool Target Counterparty FIX Tag instruction will be prioritized, matched, and executed in accordance with the Conditional Session standard matching and execution logic.

The Conditional Hosted Pool Target Counterparty FIX Tag or Conditional Hosted Pool Functionality does not currently support elections based on Subscriber characteristics (e.g., the rate at which a subscriber submits a Firm-Up message in response to a trading opportunity in the Conditional Session).

VWAP ~~AND MOC~~ CROSSES: Subscribers to the VWAP ~~and MOC Crosses~~ Cross may specify whether their orders are eligible to self-cross. For the VWAP Cross, the ATS, by default, allows orders submitted by the same Subscriber to cross, in which case their orders may either self-cross or cross with others in the pool. VWAP Cross Subscribers may also select a preference to self-cross, in which case the ATS will prioritize orders submitted by the same Subscriber to the VWAP Cross for crossing. A Subscriber may request to prevent its orders from interacting with orders submitted by an affiliate of the Subscriber.

MOC CROSSES: Subscribers to the MOC Crosses may specify whether their orders are eligible to self-cross. For the MOC Crosses, the ATS, by default, will prioritize orders submitted by the same Subscriber for crossing. Depending on a number of factors, this can lower the cost of execution for the Subscriber. Subscribers may, however, opt-out of this functionality, in which case the ATS will prevent orders submitted by the same Subscriber to the MOC Crosses from crossing. A Subscriber may request to prevent its orders from interacting with orders submitted by an affiliate of the Subscriber.

As described in Section 11(c), a Subscriber may, on an order-by-order basis, include a MOC Hosted Pool Target Counterparty FIX Tag on a MOC Cross order. The MOC Hosted Pool Target Counterparty FIX Tag will designate that the order belongs to a selected MOC Hosted Pool and permit the order to interact with contra-side orders within the selected MOC Hosted Pool only. MOC Hosted Pools are segregated from the other orders in the MOC Session and in other MOC Hosted Pools. A Subscriber may request that a MOC Hosted Pool cross orders at a specific time prior to the relevant exchange's cut off time for accepting MOC orders.

MOC Cross orders in an MOC Hosted Pool with a MOC Hosted Pool Target Counterparty FIX Tag instruction will be prioritized, matched, and executed in accordance with the MOC Session standard matching and execution logic.

b. [No change]

Item 19: Fees

a. *Identify and describe any fees or charges for use of the NMS Stock ATS services, including the type of fees (e.g., subscription, connectivity), the structure of the fees (e.g., fixed, volume-based, transaction-based), variables that impact the fees (e.g., types of securities traded, block orders, form of connectivity to the ATS), differentiation among types of Subscribers (e.g., broker-dealers, institutional investors, retail) and range of fees (e.g., high and low).*

APPLICABLE TO ALL CROSSING SESSIONS: Subscribers are not charged fees to access the ATS (e.g., monthly access fees, hookup fees, port fees, or connection fees). ILLC charges Subscribers per share fees for executions in the ATS. Per share fees are not standardized, are individually negotiated, and may differ depending on the means of accessing the ATS (i.e., Direct vs Indirect).

The fee associated with the ATS may vary within the relevant ranges below based on whether the Subscriber elects All-In or Cost Plus pricing, the Subscriber's trading volume and order characteristics (e.g., order capacity, adding or removing liquidity, whether the orders generally meet the definition of a "Retail Investor Order" under FINRA Rule 6191, self-crossing), and~~or~~ the level of service required by each client, including, but not limited to, whether a client will utilize ILLC execution services, research services, analytics tools, Instinet Algorithms, or OMS/EMS systems. Additionally, the level of custom modifications to each product requested by the client may impact pricing.

ILLC is assessed certain Consolidated Audit Trail (CAT) regulatory fees relating to trading on the ATS as an execution venue.

In each transaction on the ATS where the buying and selling Subscribers are brokers, or the buying Subscriber is an institution and the selling Subscriber is a broker, INCA is identified as the CAT Executing Broker for the buyer and the Subscriber is reported as the CAT Executing Broker for the seller. FINRA assesses CAT fees (i) on ILLC, on behalf of the buying Subscriber, and (ii) directly on the selling Subscriber. If the buying Subscriber has a cost-plus pricing arrangement with ILLC, ILLC passes through to the buying Subscriber the CAT-related fees that ILLC is assessed on behalf of the buying Subscriber.

In each transaction on the ATS where the buying and selling Subscribers are both institutions, or the buying Subscriber is a broker and the selling Subscriber is an institution, INCA is identified as the CAT Executing Broker for both the Buyer and the Seller. FINRA assesses CAT fees on ILLC for both the Buyer and the Seller. In this case, ILLC will pass through the CAT fees to Subscribers that utilize the Cost-Plus Model.

MAIN SESSION: Per share fees charged to Direct Subscribers accessing the Main Session through a direct connection (rather than through an Instinet Trading Product or by submitting their order flow to an Instinet Trading Desk) range between $0.00 and $0.025.

CONDITIONAL SESSION: Per share fees charged to Indirect Subscribers accessing the Conditional Session (including Conditional Session Hosted Pools) through an Instinet Trading Product or by submitting their order flow to an Instinet Trading Desk range between $0.00 and $0.025.

VWAP CROSS: For Direct Subscriber order flow to the VWAP Cross, Subscribers are charged fees in the range of $0.00015 - $0.0050 per share. In addition to the factors discussed above, the fee associated with the VWAP Cross may vary within the ranges above based on whether the Subscriber has elected to utilize the self-crossing feature of the VWAP Cross (the fees associated with a self-cross are individually negotiated and may vary based on the client's clearing type and is offered as a lower cost option to other market centers).

MOC CROSS: For Direct Subscriber order flow to the MOC Cross (including MOC Cross Hosted Pools), Subscribers are charged a commission in the range of $0.0001 - $0.0010 per share.

b. [No change]

c. [No change]